UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: December 2025 (Report No. 2)

Commission File Number: 001-38428

PolyPid Ltd.

(Translation of registrant’s name into English)

18 Hasivim Street

Petach Tikva 495376, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

CONTENTS

On December 16, 2025, PolyPid Ltd. (the “Company”) announced the appointment of Brooke Story as a director and chairman to its Board of Directors (the “Board”), effective December 11, 2025.

Ms. Story, age 54, has lead the separation and integration management office at BD (Becton, Dickinson and Company) (NYSE:BDX) (“BD”) since June 2024. She was Worldwide President, Surgery, at BD from July 2023 to March 2024, and Worldwide President, Integrated Diagnostic Solutions, at BD from April 2021 to July 2023. From December 2018 to April 2021, Ms. Story worked as President, Pelvic Health and Gastric Therapies, at Medtronic plc (NYSE: MDT) (“Medtronic”). Prior to that, Ms. Story held various positions at Medtronic. Ms. Story has been serving as a director at LivaNova, PLC (Nasdaq: LIVN) since September 2022. She also served as a director at Sigilon Therapeutics, Inc. (Nasdaq: STGX) from June 2021 to September 2022. Ms. Story holds a B.S. degree from the University of Tennessee, Knoxville in  Knoxville, Tennessee, United States, and earned an M.B.A. from the University of Michigan in Ann Arbor, Michigan, United States.

The Board concluded that Ms. Story is qualified to serve as a director and is independent under the rules of the Nasdaq Stock Market. The Company expects to propose Ms. Story’s compensation for her service on the Board for approval by the Company’s shareholders at an upcoming shareholder meeting. The Company expects to enter into its standard indemnification agreement with Ms. Story, on substantially the same terms as the indemnification agreements previously entered into between the Company and each of its directors and executive officers. Ms. Story is not a party to any transactions that are disclosable under Item 7.B of Form 20-F.

The Company’s press release dated December 16, 2025, announcing Ms. Story’s appointment is attached hereto as Exhibit 99.1.

The Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-276826, File No. 333-280658, File No. 333-281863, File No. 333-284376 and File No. 333-289034)  and Form S-8 (File No. 333-239517, File No. 333-271060, File No. 333-277703, File No. 333-280662 and File No. 333-289570) filed  with the Securities and Exchange Commission to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by PolyPid Ltd. on December 16, 2025, titled “PolyPid Appoints Veteran MedTech Leader Brooke Story as Chairman of the Board of Directors.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLYPID LTD.

Date: December 16, 2025	By:	/s/ Dikla Czaczkes Akselbrad
		Name:	Dikla Czaczkes Akselbrad
		Title:	Chief Executive Officer

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